

October 26, 2010

Via U.S. Mail and Facsimile to 852-2873-0591

John C.K. Sham
President and Chief Executive Officer
Global-Tech Advanced Innovations Inc.
12/F., Kin Teck Industrial Building
26 Wong Chuk Hang Road
Aberdeen, Hong Kong

> **Re:** **Global-Tech Advanced Innovations Inc.**
> **Form 20-F for the fiscal year ended March 31, 2010**
> **Filed August 31, 2010**
> **File No. 001-14812**

Dear Mr. Sham:

We have reviewed your filing and have the following comments. In certain comments, we ask you to provide us with proposed disclosure that is responsive to the comment. In other comments, we ask you to provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F filed for the fiscal year ended March 31, 2010

Item 4. Information on the Company, page 10

Business Overview, page 10

1. We note from the disclosure at the bottom of page 13 that you have a close relationship with a certain CMOS sensor vendor. Please tell us whether you have binding contract for this relationship and, if so, explain why you have not filed it as a material contract.

Foreign Issuer Considerations, page 17

2.   From the fourth paragraph we note you are "party to agreements with certain agencies of the government of China." Please tell us in more detail what these agreements involve such as their subject matter, how they affect your business, and any material risks associated with the loss of those agreements. Please also explain whether you have filed these agreements as exhibits.

Organizational Structure, page 19

3.   Please use a graphical presentation (such as a tree) to show your organizational structure so that investors may better understand you company.

Notes to Consolidated Financial Statements, page F-11

Note 12. Land Use Rights, net

4.   We note you are endeavoring to obtain land use certificates in the near future. Please tell us by when you should have those certificates and explain the remaining material steps to be taken before you receive the certificates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for
Larry Spirgel
Assistant Director